

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



03016558

February 28, 2003

DC
No Act
P.E 1-16-03

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
NY, NY 10017

Act 1934
Section
Rule 14A-8
Public
Availability 2/28/2003

Re: Marsh and McLennan Companies, Inc.

Dear Mr. Hall:

This is in regard to your letter dated January 16, 2003 concerning the shareholder proposal submitted by Walden Asset Management, Izetta Smith, The Funding Exchange, The Conservation Land Trust and The Tides Foundation for inclusion in Marsh & McLennan's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Marsh & McLennan therefore withdraws its January 8, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Bowes
Attorney Advisor

Enclosures

cc: Timothy Smith
Senior Vice-President
Walden Asset Management
40 Court Street
Boston, MA 02108

Izetta Smith
c/o Laurie McClain
132 E. Broadway, Suite 501
Eugene, OR 97401

Fred Humphrey, CFO
The Funding Exchange
666 Broadway, Suite 500
New York, NY 10012

Debra Ryker, Treasurer
The Conservation Land Trust
919 Ventura Way
Mill Valley, CA 94941

Lauren Webster, CFO
The Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4565

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

January 8, 2003

Re: **Marsh & McLennan Companies, Inc. --**
Basis for Exclusion of Shareholder Proposal

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Att'n: Office of the Chief Counsel
Division of Corporation Finance

Ladies and Gentlemen:

We are filing this letter on behalf of Marsh & McLennan Companies, Inc. (the "Company"), which has received an identical shareholder proposal (the "Proposal") from each of Walden Asset Management, Izetta Smith, The Funding Exchange, The Conservation Land Trust and The Tides Foundation (collectively, the "Proponents"). The Proposal reads in pertinent part:

> "RESOLVED, that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September 2003, describing the operating, financial and reputational risks to the company associated with past, present, and future greenhouse gas emissions from its operations and products."

By copy of this letter, the Company notifies the Proponents that it intends to exclude the Proposal from the Company's proxy statement and form of proxy for the 2003 annual meeting of its shareholders. This letter constitutes the Company's statement of the reasons it believes that it may exclude the Proposal, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the Proposal (attached as Exhibit 1 hereto). The date currently scheduled for the Company's annual meeting is May 15, 2003. The Company plans to mail its 2003 proxy materials to shareholders on March 31, 2003.

Grounds for Omission

The Company intends to exclude the Proposal from its 2003 proxy materials because the Proposal was not received at the Company's principal executive offices on or before the deadline for submitting a shareholder proposal. However, even if the Proposal were timely received, the Company would exclude the Proposal from its 2003 proxy materials for each of the following separately sufficient reasons: (i) it is not sufficiently relevant to the Company's business; (ii) to the extent that it is relevant to the Company, it deals with a matter relating to the Company's ordinary business operations; (iii) it contains false and misleading statements and is therefore in violation of the proxy rules; and (iv) it is improper under state law.

1. *The Proposal was submitted after the deadline.*

Rule 14a-8(e)(2) states that a shareholder proposal:

> "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company has advised us that its 2002 proxy statement was released to shareholders on March 29, 2002. Therefore the deadline for shareholder proposals calculated in accordance with Rule 14a-8(e)(2) was November 29, 2002 (See Staff Legal Bulletin No. 14, paragraph C.3.b.). The Company provided an extra day for shareholders to submit proposals, stating in its 2002 proxy statement that:

> "Stockholders who wish to present a proposal and have it considered for inclusion in [the Company's] proxy materials for the 2003 Annual Meeting of Stockholders of [the Company] must submit such proposal in writing to [the Company] in care of the Secretary of [the Company] on or before November 30, 2002."

The Proposal was not received at the Company's principal executive offices until December 2, 2002. Attached as Exhibit 2 is a copy of the courier tracking information for the copy of the Proposal submitted by Walden Asset Management, along with a copy of Walden Asset Management's cover letter. (Under the same cover, Walden Asset Management submitted the Proposal of each of the other Proponents.)

Because the Proposal was not received at the Company's principal executive offices on or prior to the November 30, 2002 deadline, the Company is entitled to exclude the Proposal from its 2003 proxy materials under Rule 14a-8(e)(2).

2. *The Proposal is not relevant to the Company's business.*

Rule 14a-8(i)(5) permits a company to exclude a proposal on grounds of relevance, if it "relates to operations which account for less than 5 percent of the company's total assets at the end of the most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." The Proposal is not relevant to the Company's business under this standard.

The Proposal seeks a report on certain risks to the Company from greenhouse gas emissions. In support, the Proposal asserts that the Company "faces potentially massive and unpredictable climate-related insurance losses" and, through "Putnam, . . . faces embedded risk from portfolio companies threatened by climate change".

The Proposal's premise is incorrect. The Company does not underwrite insurance and therefore does not stand to suffer "massive" insurance losses from greenhouse gas emissions. Instead, as described in more detail in point 3 below, the Company's insurance-related activities involve the identification, analysis, estimation, mitigation, financing and transfer of risks that arise from client operations. Nor does the Company face significant "embedded risk from portfolio companies." The Company's subsidiary Putnam Investments, LLC provides investment advisory services and, compared to assets under management, has only minimal investments in portfolio companies. The Company is not involved in any meaningful respect in operations that contribute to greenhouse gas emissions, and as described in more detail in point 3 below, risks from greenhouse gas emissions represent an insignificant portion of the multitude of risks that the Company analyzes for its clients in the course of its regular business.

Because the risks identified in the Proposal are not relevant to the Company's business at the 5 percent threshold required by Rule 14a-8(i)(5), and they are not otherwise significantly related to the Company's business, the Company is entitled to exclude the Proposal from its 2003 proxy materials under Rule 14a-8(i)(5).

3. *The Proposal deals with matters relating to the Company's ordinary business operations.*

Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the term "ordinary business" is "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations . . . consistent with the policy of most state corporate laws." The 1998 Release indicates that one of the basic considerations underlying the "ordinary business" rule is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal seeks to require the board of directors of the Company (the "Board") to provide the shareholders with a report "describing the operating, financial and reputational risks to the [C]ompany associated with past, present, and future greenhouse gas emissions from its operations and products." As noted in point 2 above, the environmental risks that concern the Proponents do not affect the Company itself in any significant respect. To the extent that the Proposal relates to the Company's business at all, the Proposal implicates the Company's ordinary business operations: risk management, including but by no means limited to the risks identified in the Proposal, is a basic service that the Company provides to its clients.

The Company is a professional services organization that, through its subsidiaries and affiliates, provides clients with analysis, advice and transactional capabilities in the fields of risk and insurance services, investment management and consulting. The Company's subsidiary Marsh, Inc. is the largest insurance broker in the world and its core business is providing services in the areas of risk management and insurance broking to businesses and other organizations in more than 100 countries. Other subsidiaries of the Company include Putnam Investments, LLC, which manages over 100 mutual funds pursuant to investment guidelines prescribed to Putnam by each mutual fund's board of trustees and which has over 2,700 institutional and 401(k) clients whose funds are invested pursuant to guidelines set by those clients, and Mercer Consulting Group, Inc., which is one of the world's largest consulting firms providing advice and services primarily to business organizations.

The businesses in which Putnam invests its clients' money or to which Marsh and Mercer provide advice and services are engaged in a wide range of business activities in countries throughout the world, and are subject to every conceivable type of risk. An essential part of the Company's core activity is evaluating and providing solutions for its clients' risks, of which greenhouse gas emissions are but a single category. For shareholders to identify a single category of risks that the Company's clients face, and then require the Board to devote time and energy to it, would be a clear example of "micro-management" by shareholders. For these reasons, the Proposal is precisely the type of proposal that Rule 14a-8(i)(7) was designed to exclude. See, e.g., *Potlatch Corporation* (available February 13, 2001); *The Mead Corporation* (available January 31, 2001) (in each case, the company was permitted to omit the proposal under the "ordinary business" rule because it focused on the company's liability methodology and evaluation of risk, including environmental risk such as climate change).

The Proposal directs that a report describing greenhouse gas risks be presented to the shareholders. It is not clear what use the Proponents believe that shareholders would make of such a report, but in any event the substance would be fairly characterized as "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," as the Commission noted in the 1998 Release. In this connection, the Staff has regularly permitted companies to omit proposals such as this that ask them to provide shareholders with information about their business operations beyond the disclosure required by law, on the grounds that such proposals relate to the company's ordinary business operations. See *International Business Machines Corporation* (available January 19, 1999) (proposal specifying additional disclosures in the company's proxy materials); *ConAgra, Inc.* (available June 10, 1998) (proposal requesting the company to supplement the disclosure in its Exchange Act reports); *Burlington Northern Santa Fe Corp.* (available January 22, 1997) (proposal requesting report on status of research and development on a new safety system for railroads); *Citicorp.* (available January 8, 1997) (proposal requesting a report summarizing Citicorp's policies on monitoring capital transfers, noting the accumulation of large sums of money outside of Mexico by certain Mexican politicians); *Xerox Corporation* (available February 29, 1996) (proposal requesting that the company's board of directors appoint a committee to review and report on the company's adherence to human rights and environmental standards with respect to its overseas business); *Banc One Corporation* (available February 25, 1993) (proposal requesting report reviewing bank's lending practices in low income areas and to minority households); *The Kroger Company* (available March 23, 1992) (proposal requesting report on irradiated foods); *Santa Fe Southern Pacific Corporation* (available January 30, 1986) (proposal asking for certain financial disclosure not required by law); *AMR Corporation* (available April 2, 1987) (proposal requesting a report on the safety of the company's airline operations excludable on the grounds that it related to a review of the company's day-to-day airline business). The Staff has also permitted companies to omit proposals, such as the Proposal, that request reports on the potential impact of external events. See, e.g., *Pepsico, Inc.* (available March 7, 1991) (company may omit proposal requesting report evaluating the impact of various health care benefit programs on the company and its competitive position).

The Staff has previously concluded that some proposals that would otherwise be excludable under the "ordinary business" rule must be included on the basis that they transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The Proposal does not raise this concern. Regardless of the importance of greenhouse gas emissions themselves, they are not a significant policy issue for a professional services firm such as the Company, which as noted above is not involved in operating or financing activities that emit disproportionate amounts of greenhouse gases. See, e.g., *American International Group, Inc.* (available March 17, 1998); *The Hartford Financial Services Group, Inc.* (available February 10, 1998); *Chubb Corporation* (available February 10, 1998) (in each case permitting exclusion of a proposal for a report of anticipated liabilities caused by climate change under the "ordinary business" exception because the proposal focused on the insurance company's evaluation of risk for the purpose of setting insurance premiums).

Because the Proposal, to the extent at all relevant to the Company, deals with matters relating to the Company's ordinary business operations, the Company is entitled to exclude the Proposal from its 2003 proxy materials under Rule 14a-8(i)(7).

4. *The Proposal violates the proxy rules because it contains false and misleading statements.*

Rule 14a-8(i)(3) permits a company to exclude a proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As noted in point 2 above, the Proposal falsely and misleadingly states that the Company faces "insurance losses" from climate change, and that Putnam faces "embedded risk from portfolio companies."

Because the Proposal would mislead shareholders into believing that the Company underwrites insurance and invests in the portfolios managed by its investment advisory subsidiaries, the Company is entitled to exclude the Proposal from its 2003 proxy materials under Rule 14a-8(i)(3).

5. *The Proposal is not a proper subject for shareholder action under Delaware law.*

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under Delaware law. Section 141(a) of the Delaware General Corporation Law provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors . . . ."

The Proposal is not a proper subject for action by shareholders under Delaware law because it would mandate that the Board devote the managerial resources necessary to prepare a report on certain business risks for delivery to the shareholders of the Company. Since the evaluation of risks faced by the Company is inherently a management function, permitting the shareholders to require such an evaluation would usurp the Board's statutory role to manage the business and affairs of the Company. In addition, by requiring specific action, instead of merely recommending, suggesting or requesting the Board to take that action, the Proposal falls out of the category of shareholder proposals that the Commission assumes is proper under state law, as described in the note to paragraph (i)(1) under Rule 14a-8(i)(1).

The Staff has frequently concurred in the omission of proposals that, if approved by shareholders, would mandate corporate actions reserved by corporate law to the board of directors. See, e.g., *The Hartford Financial Group* (available March 18, 2000) (proposal to require the company to divest itself of all tobacco stocks); *Sempra Energy* (available February 29, 2000) (proposal to reinstate simple majority vote on all issues submitted to shareholder vote); *Pacific Gas & Electric Company* (available January 27, 1995) (proposal to require company to take specified legal action and to remove any member of senior management or the board who is against taking such legal action); *Washington Water Power Company* (available March 22, 1993) (proposal requiring company to allow three shareholder advisors to the compensation committee to be directly elected by shareholders); *Louisiana-Pacific Corporation* (available February 18, 1993) (proposal requiring company to amend by-laws to require a majority of independent directors on the board).

Because the Proposal would substitute the shareholders' judgment for the judgment of the Board on a matter inherently involving the management of the Company, the Proposal is improper under Delaware law and the Company is entitled to exclude it from its 2003 proxy materials under Rule 14a-8(i)(1).

Conclusion

Based on the foregoing, the Company believes that it is entitled to exclude the Proposal from its 2003 proxy materials under each of Rule 14a-8(e)(2) and Rules 14a-8(i)(1), (3), (5) and (7).

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 450-4565 or Philip Pettit at (212) 450-4268. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger, who has been instructed to wait.

Thank you for your consideration of these matters.

Very truly yours,



Joseph A. Hall

cc: Walden Asset Management
40 Court Street
Boston, MA 02108
Att'n: Timothy Smith, Senior Vice President

Ms. Izetta Smith
c/o Laurie McClain
132 E. Broadway
Suite 501
Eugene, OR 97401

The Funding Exchange
666 Broadway
Suite 500
New York, NY 10012
Att'n: Fred Humphrey

The Conservation Land Trust
919 Ventura Way
Mill Valley, CA 94941
Att'n: Debra Ryker, Treasurer

The Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903
Att'n: Lauren Webster, Chief Financial Officer

Exhibits attached

Exhibit 1

The Proposal

WHEREAS:

- Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible 'off-balance-sheet' liabilities, including the embedded risks associated with global climate change;

- The world's largest reinsurance company, MunichRe, cites direct climate-related losses reaching $300 billion annually by 2050. Other risks have been identified:

  - unexpected expenses from future regulation and taxes on greenhouse gases (GHG),
  - potential future litigation,
  - reputational risk for companies perceived to be causing climate change or resisting lowering carbon emissions,
  - missed business opportunities;

- Marsh & McLennan is exposed to potential climate risk through each of its business units, including Marsh, which faces potentially massive and unpredictable climate-related insurance losses; and Putnam, which faces embedded risk from portfolio companies threatened by climate change.

- The Greenhouse Gas Risk Solutions unit of Swiss Re, the world's second largest reinsurer, sees inaction on climate change as a possible liability issue for corporate management and boards, and is considering the potential coverage implications for companies' directors and officers who do not address this risk.

- The NY State Attorney General's Environmental Protection Bureau anticipates lawsuits from governments, investors and aggrieved parties. With other states attorneys general, New York is studying the potential for suing climate polluters, following the successful 1990s tobacco litigation.

- With the Kyoto Protocol likely to be ratified in the near future despite U.S. opposition (Associated Press, 9/3/2002), resulting GHG controls in the European Union, Japan and Russia could put U.S. companies at a competitive disadvantage against international competitors who are already used to operating in carbon-constrained environments.

- These costs or risks are not reported by most companies, not accounted for by analysts when assessing companies, and not reflected in quarterly reports. Nevertheless, some companies (BP, Ford, DuPont) have begun to acknowledge climate risk in their annual reports or SEC filings.

- Climate change also presents a business opportunity for Marsh, the world's leading risk advisor, as companies will likely seek out advice on managing the massive risks posed by climate change.

RESOLVED: that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September 2003, describing the operating, financial and reputational risks to the company associated with past, present, and future greenhouse gas emissions from its operations and products.

SUPPORTING STATEMENT

Because scientific assessment of the human contribution to climate change is now widely accepted, and legislation, regulation, litigation, and other responses to climate change are foreseeable, we believe, prudent management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on significant risks associated with climate change. This report should include long-term strategy to address these risks; potential reductions in risk; improvements in competitiveness and profitability associated with committing to substantially reducing those emissions; and its public stance on efforts to reduce such emissions. We believe this proposal is consistent with the fiduciary duties of the corporation's officers and directors, and with good environmental and risk management.

Exhibit 2

Walden Asset Management's Cover Letter
and
Courier Tracking Information



WALDEN ASSET MANAGEMENT

A Division of United States Trust Company of Boston

November 26, 2002

Gregory Van Gundy
Secretary
Marsh McLennan Companies Inc.
1166 Avenue of the Americas
New York, NY 10036-2774

Dear Mr. Van Gundy:

Walden Asset Management, a division of United States Trust Company of Boston, is the owner of 85,526 shares of Marsh McLennan Companies Inc.

Our clients seek to achieve social as well as financial objectives and believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We believe it is important for companies to take leadership steps in combating climate change.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above number of shares. Walden has been a shareholder of at least $2,000 in market value of these securities for more than one year and will continue to be an investor through the stockholder meeting. Verification of ownership will be provided upon request.

Please note that we are filing this resolution along with other concerned investors. Walden will co-ordinate the response of the filers. A representative of filers will attend the stockholders' meeting to move the resolution as required. We have collaborated on climate change issues with technical assistance provided by the Union of Concerned Scientists. We would be more than pleased to meet with management to discuss the issue and the company's response.

If you wish to contact me directly, I can be reached by phone at (617) 726-7155 or by e-mail at tsmith@ustrustboston.com.

We look forward to hearing from you and best wishes for your continued success in serving all of your stakeholders.

Sincerely,



Timothy Smith
Senior Vice President

Investing for social change since 1975

10 Court Street, Boston MA 02108 Tel. (617) 726-7250 or (800) 282-8782 Fax (617) 227 3664



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DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-005

3A CHATER ROAD
HONG KONG

JOSEPH A. HALL
212 450 4565
hall@dpw.com

January 16, 2003

Re: **Marsh & McLennan Companies, Inc. --**
Letter dated January 8, 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Att'n: Office of the Chief Counsel
Division of Corporation Finance

Ladies and Gentlemen:

On January 8, 2003, the undersigned, on behalf of Marsh & McLennan Companies, Inc. (the "Company"), submitted a letter in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, explaining the Company's bases for excluding a shareholder proposal (the "Proposal") submitted to the Company on behalf of each of Walden Asset Management, Izetta Smith, The Funding Exchange, The Conservation Land Trust and The Tides Foundation (collectively, the "Proponents"). Subsequently, the Proponents notified the Company, pursuant to the correspondence attached hereto as Exhibit A, that they have voluntarily withdrawn the Proposal. Accordingly, the Company and the Proponents have agreed that the Proposal will not be included in the Company's 2003 proxy materials, and it is no longer necessary for the Staff of the Commission to review the Company's explanation set forth in the January 8, 2003 letter.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 450-4565 or Philip Pettit at (212) 450-4268. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,



Joseph A. Hall

cc: Walden Asset Management
40 Court Street
Boston, MA 02108
Att'n: Timothy Smith, Senior Vice President

Ms. Izetta Smith
c/o Laurie McClain
132 E. Broadway
Suite 501
Eugene, OR 97401

The Funding Exchange
666 Broadway
Suite 500
New York, NY 10012
Att'n: Fred Humphrey, CFO

The Conservation Land Trust
919 Ventura Way
Mill Valley, CA 94941
Att'n: Debra Ryker, Treasurer

The Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903
Att'n: Lauren Webster, CFO

William J. White, Esq.
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036

Exhibit attached

Exhibit A

(Withdrawal letters from Walden Asset Management, Izetta Smith, The Funding Exchange, The Conservation Land Trust and The Tides Foundation)


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

January 10, 2003

Mr. William Rosoff, General Counsel
March McLennan Company
1166 Avenue of the Americas
New York, NY 10036-2774

Dear Mr. Rosoff,

Thank you for proposing that we institute a dialogue to discuss the way in which the issue of climate change impacts the business of March McLennan.

In this of our agreement to enter into this dialogue I am officially withdrawing our co-sponsorship of the shareholder resolution you received from Walden Asset Management.

We look forward to meeting with you.

Sincerely,


Timothy Smith
Senior Vice President

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

Received 01/15/2003 04:53PM for HALL. Image ID D0026E30. Fax ID HAL3E2594562B0D. * Pg 3/6
JAN-15-2003 17:15

Izetta Smith
C/O Laurie McClain
132 E. Broadway, Suite 501
Eugene, OR 97401

January 10, 2003

Mr. William Rosoff, General Counsel
March McLennan Company
1166 Avenue of the Americas
New York, NY 10036-2774

Dear Mr. Rosoff,

Thank you for proposing that we institute a dialogue to discuss the way in which the issue of climate change impacts the business of March McLennan.

In this of our agreement to enter into this dialogue I am officially withdrawing our co-sponsorship of the shareholder resolution you received from Walden Asset Management.

We look forward to meeting with you.

Sincerely,



Laurie McClain,
On behalf of Izetta Smith



"Change, Not Charity".

666 Broadway, Suite #500
New York, NY 10012
212-529-5300
Fax: 212-982-9272
E-mail: fexexc@aol.com
http://www.fex.org

January 10, 2003

Mr. William Rosoff, General Counsel
March McLennan Company
1166 Avenue of the Americas
New York, NY 10036-2774

Dear Mr. Rosoff,

Thank you for proposing that we institute a dialogue to discuss the way in which the issue of climate change impacts the business of March McLennan.

In this of our agreement to enter into this dialogue I am officially withdrawing our
co-sponsorship of the shareholder resolution you received from Walden Asset Management.

We look forward to meeting with you.

Sincerely,



Fred Humphrey, CFO
The Funding Exchange

THE CONSERVATION LAND TRUST

FOUNDED 1993

January 10, 2003

Mr. William Rosoff, General Counsel
March McLennan Company
1166 Avenue of the Americas
New York, NY 10036-2774

Dear Mr. Rosoff,

Thank you for proposing that we institute a dialogue to discuss the way in which the issue of climate change impacts the business of March McLennan.

In this of our agreement to enter into this dialogue I am officially withdrawing our co-sponsorship of the shareholder resolution you received from Walden Asset Management.

We look forward to meeting with you.

Sincerely,



Debra Ryker, Treasurer
The Conservation Land Trust

919 Ventura Way, Mill Valley, California 94941 USA *Telephone* 415-381-8750 *Facsimile* 415-381-8806

TIDES

January 10, 2003

Mr. William Rosoff, General Counsel
March McLennan Company
1166 Avenue of the Americas
New York, NY 10036-2774

Dear Mr. Rosoff,

Thank you for proposing that we institute a dialogue to discuss the way in which the issue of climate change impacts the business of March McLennan.

In this of our agreement to enter into this dialogue I am officially withdrawing our co-sponsorship of the shareholder resolution you received from Walden Asset Management.

We look forward to meeting with you.

Sincerely,

Lauren Webster

Lauren Webster, CFO
The Tides Foundation

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t| 415.561.6400
f| 415.561.6401

www.tides.org